UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LEGENDS FINANCIAL HOLDINGS, INC.
(Name of Issuer)

LEGENDS FINANCIAL HOLDINGS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

[______]
(CUSIP Number of Class of Securities)

Tonya Mitchem Grindon
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
211 Commerce Street, Suite 1000
Nashville, Tennessee 37201
(615) 726-5600
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [x]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

*$4,790,318.40	**$958.06

* For purposes of calculation of fee only, this amount is based on 386,316 shares (the number of shares of common stock of the Issuer to be converted into Class A or Class B common stock in the proposed Reclassification) multipled by $12.40, the book value per share of common stock computed as of January 31, 2006.

** Determined pursuant to Rule 0-11(b) by multiplying $4,790,318.40 by 1/50 of 1%.

☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  _______  Filing Party:_________

Form or Registration No.: _______  Date Filed:__________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Legends Financial Holdings, Inc., a Tennessee corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our charter that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class A and Class B common stock. If the transaction is completed, our shareholders of record who hold between 500 and 1499 shares of common stock will receive shares of Class A common stock and our shareholders holding 499 shares of common stock or less will receive shares of Class B common stock, all on the basis of one share of Class A or Class B stock for each share of common stock held by such shareholders. Our shareholders of record who hold 1500 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.

This Schedule 13-E is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by Legends Financial Holdings, Inc. pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the annual meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the annual meeting. The proxy statement is incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 1, 2006, as may be amended.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET.

Reg. M-A 1001

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION" and “AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

Reg. M-A 1002

(a)	Legends Financial Holdings, Inc., 310 North First Street, Clarksville, Tennessee 37040, phone number: (931) 503-1234.

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK - Common Stock” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the caption "MARKET PRICE OF LEGENDS FINANCIAL HOLDINGS, INC. COMMON STOCK AND DIVIDEND INFORMATION - Market for Common Stock" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the caption "MARKET PRICE OF LEGENDS FINANCIAL HOLDINGS, INC. COMMON STOCK AND DIVIDEND INFORMATION - Dividends" is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

Reg. M-A 1003(a) through (c)

(a)-(c)
See Item 2(a) above. The filing person is the subject company. Legends Financial Holdings, Inc. is incorporated in the State of Tennessee. During the last five years, Legends Financial Holdings, Inc. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Legends Financial Holdings, Inc.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 310 North First Street, Clarksville, Tennessee 37040.

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

Billy P. Atkins 310 N. First St. Clarksville, TN 37040
Director/Chairman/Chief Executive Officer of Legends Financial and director/President/Chief Executive Officer of Legends Bank.

Mr. Atkins has completed several banking courses with the American Institute of Banking and the Tennessee Bankers Association. He is a graduate of the Tennessee Bankers Association Consumer School and Commercial Lending School, and a past trustee of the Tennessee Bankers Association Consumer Lending School. Mr. Atkins also graduated from The School of Banking of the South at LSU in 1977.

Thomas E. Bates, Jr. 310 N. First St. Clarksville, TN 37040	Director and Executive Vice President and Chief Financial Officer of Legends Financial and Legends Bank. Mr. Bates has a B.A. and MBA in finance from Middle Tennessee State University.

James D. Amos 1800 Business Park Dr. Clarksville, TN 37043
Director of Legends Financial and director/Vice Chairman of Legends Bank.

Mr. Amos is an owner, developer and licensed general contractor of various commercial real estate properties in the Clarksville area. He received his B.S. degree from Belmont University, Nashville Tennessee in 1958.

Mark R. Barnett 1272 Manning Gate Rd. Clarksville, TN 37042	Director of Legends Financial and Legends Bank. Mr. Barnett has been in the Agri-Business for 30 years. He is a partner in the KY-TN Livestock Company and Barnett Farms.

Dwight Dickson 3000 Spring Creek Village Rd. Clarksville, TN 37040
Director of Legends Financial and Legends Bank.

Mr. Dickson was previously employed with Mann, Smith and Cummings Insurance Company, Inc. in insurance sales and currently employed by The Innovations Group Realty in commercial real estate sales.

Ronald A. Goad 656 Hay Market Dr. Clarksville, TN 37043	Director of Legends Financial and Legends Bank. Mr. Goad is the co-owner of Goad Construction Company which specializes in the development and construction of residential property.

Dick Littleton 4400 Hargrove-Marable Rd. Palmyra, TN 37142
Director of Legends Financial and Legends Bank.

Mr. Littleton is an Affiliate Broker with Prudential Professional Realty, Inc., receiving state and national recognition. He received his B.A. in 1968 from Austin Peay State University and his MA in Education in 1973.

David Nussbaumer 248 Richaven Rd. Clarksville, TN 37043
Director of Legends Financial and director/Chairman of Legends Bank.

Mr. Nussbaumer has been a life insurance agent for over 40 years in the Clarksville market as well as Past President of the Clarksville Association of Life Underwriters. He has completed several courses in Charter Life Underwriters and LUTC training.

Pravin C. Patel 27 Huntington Dr. Clarksville, TN 37043
Director of Legends Financial and Legends Bank.

Mr. Patel received his B.S. in Electrical Engineering in 1973 from San Francisco State University. Mr. Patel is co-owner of the following hotels: Midtown Inn, Clarksville, Tennessee; Days Inn, Clarksville, Tennessee; Red Roof Inn, Clarksville, Tennessee; Comfort Inn, Villa Rica, Georgia; Royal Inn, Anniston, Alabama; Econo Lodge, Clarksville, Tennessee; Comfort Inn, Oxford, Alabama; and Best Western Inn, Winchester, Tennessee.

Janet J. Roberts 310 N. St. Clarksville, TN 37040
Senior Vice President and Cashier since the formation of Legends Bank.

Ms. Roberts attended Austin Peay State University and graduated from the Graduate School of Banking University of Wisconsin - Madison in 1998.

Pastor Jimmy Terry, Sr. 303 Hundred Oaks Dr. Clarksville, TN 37043.	Director of Legends Financial and Legends Bank. Pastor Terry is the founder of the Tabernacle Baptist Church. In 1977, he graduated from the American Baptist College, Nashville, Tennessee.

F. Gene Washer 647 Cornwall Rd. Clarksville, TN 37043
Director of Legends Financial and Legends Bank.

Mr. Washer is the Publisher and President of the Clarksville Leaf Chronicle. He received his B.S. in Sociology/Journalism in 1977 from Austin Peay State University.

Ralph Douglas Weiland 1953 Norwood Trail Clarksville, TN 37043
Director of Legends Financial and Legends Bank.

Mr. Weiland serves as County Mayor for Montgomery County. He is a graduate of Austin Peay State University, ex-officio member of the industrial development board of Montgomery County and a member of the Clarksville Area Chamber of Commerce.

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF TRANSACTION.

Reg. M-A 1004(a) and (c) through (f)

(a)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction,” " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Purpose and Structure of the Reclassification Transaction,” " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Legends Financial,” " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Legends Financial," " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals,” " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Accounting Treatment," " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Material Federal Income Tax Consequences of the Reclassification Transaction,” "DESCRIPTION OF CAPITAL STOCK - Class A and Class B Common Stock,” and "DESCRIPTION OF CAPITAL STOCK - Class A and Class B Common Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the caption ""QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Legends Financial" is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Dissenters’ Rights" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the caption "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Legends Financial Holdings, Inc.'s Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals,” AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Legends Financial,” "DESCRIPTION OF CAPITAL STOCK - Class A and Class B Common Stock," and "DESCRIPTION OF CAPITAL STOCK - Class A and Class B Common Stock to be Issued in the Reclassification Transaction," is hereby incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption "EXECUTIVE OFFICERS - Certain Relationships and Related Transactions," is hereby incorporated herein by reference.

(b)-(c)	Not applicable.

(e)	Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Reg. M-A 1006(b) and (c)(1)-(8)

(b)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Proposed Transaction on Legends Financial," AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Accounting Treatment" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING,” "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Legends Financial; “AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Legends Financial" is hereby incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Reg. M-A 1013

(a)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Legends Financial,” "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Legends Financial,” “AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Reg. M-A 1014

(a)-(b)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," “AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and " AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Reg. M-A 1015

(a)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as Fairness of the Reclassification Transaction" and "OTHER MATTERS - Reports, Opinions, Appraisals, and Negotiations" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reg. M-A 1007

(a)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Financing of the Reclassification Transaction" and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Fees and Expenses" is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Reg. M-A 1008

(a)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Record and Beneficial Ownership of Common Stock” and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)   The following transactions in the subject securities occurred in the past 60 days:

On December 29, 2005, Patel Pravin Chhagan acquired 1,000 shares of common stock at $17.00 per share pursuant to the exercise of employee stock options.

On January 24, 2006, William D. Dickson acquired 700 shares of common stock at $8.33 per share pursuant to the exercise of employee stock options.

On January 25, 2006, Janet J. Roberts acquired 532 shares of common stock at $18.75 per share pursuant to the exercise of employee stock options.

On February 3, 2006, William D. Dickson acquired 1,288 shares of common stock at $8.33 per share pursuant to the exercise of employee stock options.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Reg. M-A 1012(d) and (e)

(d)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction,” and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Interests of Certain Persons in the Reclassification Transaction" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "AMENDMENTS TO CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

Reg. M-A 1010(a) and (b)

(a)
The information set forth in the proxy statement under the captions "SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)" and "OTHER MATTERS - Information Incorporated by Reference" is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" is hereby incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Reg. M-A 1009

(a)-(b) The information set forth in the proxy statement under the caption "QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING” is hereby incorporated by reference.

ITEM 15. ADDITIONAL INFORMATION.

Reg. M-A 1011 (b)

(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

Reg. M-A 1016(a) through (d), (f) and (g)

(a) Preliminary Proxy Statement, together with the proxy card.*

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Preliminary Proxy Statement. *

(f) Preliminary Proxy Statement. *

(g) Not applicable.

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on March 1, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2006		LEGENDS FINANCIAL HOLDINGS, INC.

	By:	/S/ Billy P. Atkins
	Name:	Billy P. Atkins
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement. *

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

*Incorporated by reference to the Company's Schedule 14A filed with the SEC on March 1, 2006.